Exhibit 16.1

February 24, 2005

Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on February 22, 2005, to be filed by our former client, Gardenburger, Inc. (the “Company”).  We agree with the statements made in response to that Item insofar as they relate to our Firm, except that we are not in a position to agree or disagree with the following of the Company’s statements:

1.     the second and third sentences of the first paragraph,

2.     the third and fourth sentences of the second paragraph,

3.     the third paragraph as it relates to KPMG LLP,

4.     the second half of the second sentence of the fourth paragraph, as it relates to the Company, and

5.     the fifth paragraph.

Very truly yours,

BDO Seidman, LLP